UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GulfStar Group I, Ltd

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 Louisiana Street, Ste 3800
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alicia	Neal	aneal@gulfstargroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB
(Name – if individual, state last, first, and middle name)

2950 North Loop West	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

	879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F.W. Luedde, III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GulfStar Group I, Ltd _____, as of 12/31/ _____, 2 25____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GULFSTAR GROUP I, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2025

CONTENTS



eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Gulfstar Group I, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gulfstar Group I, Ltd. as of December 31, 2025, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gulfstar Group I, Ltd. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gulfstar Group I, Ltd.'s management. Our responsibility is to express an opinion on Gulfstar Group I, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gulfstar Group I, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and The Information Relating to Possession or Control Requirements Under Rule 15c3-3 (collectively the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Gulfstar Group I, Ltd.'s financial statements. The supplemental information is the responsibility of Gulfstar Group I, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

We have served as Gulfstar Group I, Ltd.'s auditor since 2023.

Houston, TX

March 31, 2026

GULFSTAR GROUP I, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	1,739,454
Accounts receivable, affiliate		25,000
Notes receivable, affiliate		247,800
TOTAL ASSETS	$	2,012,254

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable, affiliate	$	141,663
Accrued margin tax		38,750
TOTAL LIABILITIES		180,413
Partners' capital		1,831,841
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,012,254

e accompanying notes.

3

GULFSTAR GROUP I, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues			
Management fee income, affiliate	$	1,020,000
Commissions		19,126,595
Total Revenues		20,146,595
Expenses		
Management fees		1,380,000
Managing directors fees		7,310,090
Referral fees		592,276
Payroll taxes		155,029
Professional fees		83,399
Licenses and registrations		60,508
Margin tax		38,750
Other		9,826
Total Expenses		9,629,879
Net Income	$	10,516,716

GULFSTAR GROUP I, LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2025

	General Partner	Limited Partners	Total
Balance, December 31, 2024	$ 135	$ 1,345,713	$ 1,345,848
Distributions	(30,724)	(10,000,000)	(10,030,724)
Net Income	1,052	10,515,665	10,516,716
Balance, December 31, 2025	$ (29,538)	$ 1,861,378	$ 1,831,840

GULFSTAR GROUP I, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	10,516,716
Adjustments to reconcile Net Income		
to net cash provided by Operating Activities:		
Decrease in Accounts Receivable, affiliate		221,711
Repayment of Note Receivable, affiliate		255,000
Increase in Accounts Payable, affiliate		164,200
Decrease in Accrued Margin Tax		(14,510)
Net cash provided by Operating Activities		11,143,117
CASH FLOW FROM FINANCING ACTIVITIES		
Distributions to Partners		(10,000,000)
Net cash used in Financing Activities		(10,000,000)
Net cash increase for period		1,143,117
Cash at beginning of period		596,338
Cash at end of period	$	1,739,454

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin taxes if owed. For the year ended December 31, 2025, the partnership accrued Margin tax expense of $53,260.

The Partnership believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2025, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2021 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition - Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management fee income is recorded in accordance with the terms of the respective contract when the service is complete, and the revenue is reasonably determinable. Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Subsequent Events - The Partnership has evaluated subsequent events through March 31, 2025, the date the financial statements were available to be issued. No subsequent events other than the item noted in Note F occurred, which required adjustment or disclosure to the financial statements at December 31, 2025.

NOTE B   ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.997% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C   RELATED PARTY TRANSACTIONS

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (a company affiliated by ownership) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership paid GulfStar II management fees of $115,000 per month for the year of 2025. The management fees are payable monthly in advance or at such other times as the parties may mutually agree. At December 31, 2025 there were no amount due to GulfStar II related to management fees. Total fees paid by the Partnership pursuant to the agreement were $1,380,000 for the year ended December 31, 2025.

At December 31, 2025, the Partnership had no prepaid management fees. In addition to management fees pursuant to the agreement, the Partnership also pays fees to managing directors based on a tiered percentage of the Partnership's success fee earned from closing a financing transaction. Managing Directors fees totaled $7,352,051 for the year ended December 31, 2025. Effective January 2, 2009, GulfStar II agreed to pay the Partnership a management fee for professional services on a monthly basis. Total management fees received by the Partnership were $1,020,000 for the year ended December 31, 2025. The Accounts Receivable, affiliate balance was $25,000 for the year ended December 31, 2025.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2025 the Partnership had net capital of $1,268,506 and a net capital requirement of $12,028. The Partnership's ratio of aggregate indebtedness to net capital was .14 to 1 at December 31, 2025. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Partnership has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $1,239,454 at December 31, 2025. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk. Additionally, the Partnership has credit risk related to the note receivable from GulfStar II. The Partnership's management does not believe significant credit risk exists in relation to this receivable and that no reserves are required.

NOTE F   NOTES RECEIVABLE, AFFILIATE

The Partnership created intercompany receivables for cash advances with its affiliate GulfStar II on February 26, 2009 and October 1, 2011 in the amounts of $270,000 and $107,100, respectively. These interest free notes were renewed and will mature on February 23, 2026 and October 1, 2026, respectively. During 2025, the Partnership received $255,000 as partial payment on the advance. The balance of the February 2025 interest free note matured in February 2026 was extended to February 2027. On February 27, 2012, the Partnership created an additional intercompany note receivable with its affiliate GulfStar II in the amount of $125,700. This interest free note was renewed during 2025, matured in February 2026, and extended to February 2027.

NOTE G   SEGMENT REPORTING

The Company adopted Accounting Standards Codification, ASC 280, *Segment Reporting* in 2025. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of [mergers and acquisitions]. The Company has identified its CEO as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

GULFSTAR GROUP I, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

NET CAPITAL		
Total partners' capital qualified for net capital	$	1,831,841
Nonallowable assets:		
Cash and cash equivalents		(275,535)
Accounts receivable, affiliate		(25,000)
Notes receivable, affiliate		(247,800)
Total nonallowable assets		(548,335)
Excess Fidelity Bond Deductible		(15,000)
		1,268,506
Net capital	$	1,268,506
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6.66% of total aggregate indebtedness)	$	12,028
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	12,028
Excess net capital	$	1,256,478
Ratio: Aggregate indebtedness to net capital		14.22%

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2025 and the corresponding unaudited filing of part IIA of the FOCUS Report form X 17A-5 filed by GulfStar Group I, Ltd.



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Gulfstar Group I, Ltd.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Gulfstar Group I, Ltd. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gulfstar Group I, Ltd.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gulfstar Group I, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

EEPB

EEPB

Houston, TX

March 31, 2026

GulfStar Group I, LTD.

700 Lousiana Street, Suite 3800 / Houston, Texas 77002
713-300-2015

Exemption Report

GulfStar Group I, LTD. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GulfStar Group I, LTD.

I, F.W. Luedde, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

F.W. Luedde, III, President and Chief Compliance Officer

February 20, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME GULFSTAR GROUP I LTD

SEC No. 8-43999

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 20,146,595.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 20,146,595.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 599,276.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 599,276.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 19,547,319.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 29,320.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-7 or 7A		$ 29,470.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00		
	c	Any other overpayments applied	$ 0.00		
	d	All payments applied for 2025 SIPC-6 and 6A(s)	$ 2,807.00		
	e	All payments applied for 2025 SIPC-7 and 7A(s)	$ 0.00		
	f	Add lines 11a through 11e		$ 2,807.00	
12		**LESSER** of line 10 or 11f.			$ 2,807.00
13	a	Amount from line 8		$ 29,320.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 2,807.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 26,513.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 26,513.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-43999	DEA: FINRA	2025	Dec

MEMBER NAME GULFSTAR GROUP I LTD
MAILING ADDRESS ATTN: ALICIA NEAL
700 LOUISIANA ST STE 3800
HOUSTON, TX 77002

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

GULFSTAR GROUP I LTD	Alicia Neal
(Name of SIPC Member)	(Authorized Signatory)
2/25/2026	aneal@gulfstargroup.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.